SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of April 2007
PETROCHINA COMPANY LIMITED
16 Andelu, Dongcheng District
Beijing, The People’s Republic of China, 100011
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
     Form 20-F ☑                    Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
     Yes ☐                    No ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    )

     PetroChina Company Limited (the “Registrant”) is furnishing under the cover of Form 6-K the Registrant’s circular with respect to its disposal of 70% interest in China National United Oil Corporation.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional advisor.
If you have sold or transferred all your shares in PetroChina Company Limited, you should at once hand this circular, together with the enclosed form of proxy, to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or the transferee.
The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

(CHINESE CHARACTERS)
PETROCHINA COMPANY LIMITED
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 857)
CONNECTED TRANSACTION
Disposal of 70% equity interest in China United Oil
Independent Financial Adviser
ICEA Capital Limited

A letter from the Independent Board Committee is set out on page 8 of this circular. A letter from ICEA Capital Limited, the independent financial advisor, containing its advice to the Independent Board Committee is set out on pages 9 to 15 of this circular.
An annual general meeting of PetroChina Company Limited will be held at Crowne Plaza Beijing Park View Wuzhou Hotel, No. 8, North Si Huan Zhong Road, Chaoyang District, Beijing 100101 at 9 a.m. on 16 May 2007. The notice convening the annual general meeting is set out in the AGM Circular, which is despatched with this circular. Please note that the resolution to approve the Disposal is set out in the AGM Circular. You should read the AGM Circular and the notice convening the annual general meeting carefully. Whether or not you are able to attend the meeting, you are requested to complete and return the form of proxy, despatched together with the AGM Circular, in accordance with the instructions printed thereon as soon as possible in any event not less than 24 hours before the time appointed for holding of the meeting. Completion and return of the form of proxy will not preclude you from attending and voting at the meeting in person should you so wish.
30 March 2007

— i —

DEFINITIONS

     In this circular, the following expressions have the following meanings unless the context requires otherwise:

“Announcement”	the announcement of the Company dated 18 March 2007 relating to the Disposal

“AGM”	the annual general meeting of the Company to be held on 16 May 2007, details of which are set out in the AGM Circular

“AGM Circular”	the circular dated the even date despatched by the Company containing, among other things, the notice of AGM and information necessary to enable the Shareholders to make an informed decision on the proposed resolutions (other than the resolution on the Disposal at the AGM)

“Board”	the board of Directors

“China United Oil”	(CHINESE CHARACTERS) (China National United Oil Corporation*), a company incorporated under the laws of the PRC, which is 70% owned by the Company and 30% owned by Sinochem

“CNPC”	(CHINESE CHARACTERS) (China National Petroleum Corporation*), a state-owned enterprise incorporated under the laws of the PRC, and the controlling shareholder of the Company

“Company”	(CHINESE CHARACTERS) (Petrochina Company Limited*), a joint stock company limited by shares incorporated in the PRC on 5 November 1999 under laws of the PRC, and listed on the Stock Exchange with American Depository Shares listed on the New York Stock Exchange

“Directors”	the directors of the Company

“Disposal”	the transaction contemplated under the Equity Transfer Agreement

“Equity Transfer Agreement”	the equity transaction agreement entered into by the Company and CNPC dated 18 March 2007

“Group”	the Company and its subsidiaries

“Independent Board Committee”	the independent committee of the Board, comprising Messrs Chee-Chen Tung, Liu Hongru and Franco Bernabè , established on 18 March 2007 for the purpose of reviewing and advising Independent Shareholders on the Disposal

“Independent Financial Adviser”	ICEA Capital Limited

“Independent Shareholder(s)”	the shareholder(s) of the Company other than CNPC and its associates, as defined under the Listing Rules

“Latest Practicable Date”	means 23 March 2007, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein

DEFINITIONS

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Petrochina International”	(CHINESE CHARACTERS) (Petrochina International Co., Ltd*), a wholly-owned subsidiary of the Company, incorporated under the laws of the PRC

“PRC”	the People’s Republic of China

“SASAC”	(CHINESE CHARACTERS) (State-owned Assets Supervision and Administration Commission of the State Council*)

“Shareholder(s)”	the holder(s) of shares of the Company

“Sinochem”	Sinochem Corporation (CHINESE CHARACTERS), a state-owned enterprise incorporated under the laws of the PRC

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

*	For identification purpose only.

LETTER FROM THE BOARD

(Chinese Graphic)
PETROCHINA COMPANY LIMITED
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 857)

Board of Directors	Legal address
Chen Geng (Chairman)	World Tower, 16 Andelu
Jiang Jiemin (Vice-chairman)	Dongcheng District
Zheng Hu	Beijing 100011
Zhou Jiping	The People’s Republic of China
Duan Wende
Wang Yilin
Zeng Yukang
Gong Huazhang
Jiang Fan
Chee-Chen Tung*
Liu Hong Ru*
Franco Bernabè*

*	Independent non-executive Director
30 March 2007
To the Shareholders
Dear Sir or Madam,
CONNECTED TRANSACTION
Disposal of 70% equity interest in China United Oil
1.	INTRODUCTION
     On 18 March 2007, the Board announced that the Company has entered into the Equity Transfer Agreement with CNPC to dispose, subject to certain pre-conditions as set out below, its entire equity interest in China United Oil, representing 70% of the entire registered capital of China United Oil. Following the Disposal, the Company will cease to hold any equity interest in China United Oil.
     CNPC is a promoter and substantial shareholder of the Company, holding approximately 88.21% of the issued share capital of the Company. CNPC is therefore a connected person of the Company and accordingly, the Disposal constitutes a connected transaction under the Listing Rules.

LETTER FROM THE BOARD

     As the highest applicable percentage ratio, being the revenue ratio, has exceeded 2.5%, the Disposal constitutes a connected transaction subject to reporting, announcement and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules. CNPC and its associates (as defined under the Listing Rules) will be required to abstain from voting in respect of the resolution of the Disposal.
     A Board meeting was convened on 18 March 2007 to approve the Equity Transfer Agreement. The Board approval is condition upon, inter alia, the Independent Shareholders’ approval. The Directors, including the independent non-executive directors of the Company, are of the view that the transaction is entered into after arm’s length negotiations, the consideration payable by CNPC and the other terms of the Disposal are fair and reasonable and are in the interest of the Shareholders as a whole.
     The primary purpose of this circular is to: (i) provide you with information on the Disposal; (ii) set out the letter of advice from the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders in relation to the Disposal and (iii) set out recommendation and opinion of the Independent Board Committee after taking into consideration of the letter from the Independent Financial Adviser.
     Shareholders are advised to refer to the AGM Circular, a copy of which is despatched together with this circular, for details of other matters requiring approval from the Shareholders at the AGM.
2.	THE DISPOSAL
(a)	Overview of the Equity Transfer Agreement

Date of the Agreement:	18 March 2007

Parties:	The Company and CNPC

Subject matter:	Disposal of 70% of the equity interests in China United Oil by the Company to CNPC

Consideration:	approximately RMB1.01 billion

Condition Precedent:	Completion of the Equity Transfer Agreement is subject to, among others:

(i) approvals from SASAC and other regulatory authorities;

(ii) approval from the Independent Shareholders;

(iii) requisite internal approvals from the relevant authorities of CNPC; and

(iv) the representations, warranties and undertakings given by the Company in relation to the Disposal being true, accurate, complete and valid as at the date of completion of the transaction.

Completion:	Unless otherwise agreed by the parties, the closing of the Disposal will occur within thirty business days from the date on which all of the conditions as set out above are satisfied. Full payment will be made in cash on the date of completion.

LETTER FROM THE BOARD

(b)	Basis of Consideration
     The consideration is approximately RMB1.01 billion, which has been determined after arm’s length negotiations, with reference to and is approximately equivalent to 70% of the appraisal value of China United Oil as at 31 December 2006 of RMB1.44 billion. The above valuation was conducted based on a cost-base method by Beijing China Enterprise Appraisal Co., Ltd, a PRC qualified asset valuer which is independent of the Group.
(c)	Other Information
     The Company, one of the largest companies in the PRC in terms of sales, is engaged in a broad range of petroleum and natural gas-related activities, including: (i) the exploration, development, production and sale of crude oil and natural gas; (ii) the refining, transportation, storage and marketing of crude oil and petroleum products; (iii) the production and sale of basic petrochemical products, derivative petrochemical products and other chemical products; and (iv) the transmission of natural gas, crude oil and refined products, and the sale of natural gas.
     CNPC, a state-owned enterprise incorporated under the laws of the PRC, and the controlling shareholder of the Company, is engaged in crude oil and natural gas exploration and production business activities outside the PRC and limited petrochemical production and retail of refined oil productions.
     China United Oil, a company with limited liability incorporated in the PRC, has the following principal businesses: (i) the import, export and sale of crude oil and refined oil; (ii) approved offshore futures business; (iii) sale of petrochemical products; and (iv) sale of natural gas, naphtha, wax oil, fuel oil and mineral products.
     The other shareholder of China United Oil is Sinochem, which beneficially owns the remaining 30% equity interests in China United Oil as at the date of the Announcement.
     The following financial information was derived from the audited accounts of China United Oil prepared under PRC GAAP.

	Year ended 31 December
	2005	2006
	(RMB$’000)	(RMB$’000)

Net profit (loss) before taxes	417,691.04	447,391.95
Net profit (loss) after taxes	263,213.16	273,052.37
     The net asset value of China United Oil as of 31 December 2006 was approximately RMB1,275 million, based on which, the Group will be able to recognize a gain of RMB117 million.

LETTER FROM THE BOARD

3.	REASONS FOR THE DISPOSAL
     Although the Company holds 70% of the equity interests in China United Oil, China United Oil is equity accounted for by the Company as the Company does not have unilateral control over China United Oil. The articles of association of China United Oil states that unanimous shareholder approval is required for major corporate actions, including increasing or decreasing its registered share capital, allocation of profits and losses and changing its corporate structure. Furthermore, representatives from the Company and Sinochem must be present for China United Oil to convene any board meeting. As a result, despite holding 70% of the equity interests in China United Oil, the Company has no control over China United Oil. As the Company is unable to unilaterally decide on the strategy and direction of China United Oil, China United Oil could in the future potentially grow and develop along a direction that is inconsistent with the Company’s overall strategy.
     Furthermore, the Company has gradually been transferring its import and export businesses of crude oil and refined oil to PetroChina International, a wholly-owned subsidiary of the Company incorporated under the laws of PRC in 2002. As the Company is able to exercise total control over PetroChina International, the Company intends to conduct most of its import, export and related international trade businesses through PetroChina International in the future.
     The Company intends to use the sale proceeds from the Disposal to further develop the Company’s core businesses.
4.	RECOMMENDATION
     The advice of the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders on the fairness and reasonableness of the terms of the Disposal are set out from pages 9 to 15 of this circular. The Independent Financial Adviser considers that the terms of the Disposal are fair and reasonable so far as the Shareholders are concerned and are in the interests of the Company and the Shareholders as a whole.
     The Board, including the Independent Board Committee, comprising all the independent non-executive directors of the Company, considers the terms of the Disposal fair and reasonable and are in the interests of the Company and the Shareholders as a whole. Accordingly, the Board recommends the Independent Shareholders to vote in favour of the resolution to approve the Disposal to be proposed at the AGM. Your attention is drawn to the letter from the Independent Board Committee set out on page 8 of this circular which contains the recommendation of the Independent Board Committee to the Independent Shareholders concerning the Disposal.
5.	INDEPENDENT SHAREHOLDERS’ APPROVAL AND VOTING
     The Disposal requires the approval of the Independent Shareholders. A resolution will be proposed at the AGM to approve the Disposal. CNPC directly owns approximately 88.21% of the issued share capital of the Company and is the controlling shareholder of the Company. Accordingly, in accordance with the Listing Rules, CNPC will abstain from voting in respect of the ordinary resolution to approve the Disposal at the AGM because of its interest in the Disposal and the votes of the Independent Shareholders at the AGM will be taken by a poll.
     The AGM will be held at Crowne Plaza Beijing Park View Wuzhou Hotel, No. 8, North Si Huan Zhong Road, Chaoyang District, Beijing 100101, the PRC at 9 : 00 a.m. on 16 May 2007 to consider and, if deemed appropriate, to approve the Disposal by way of ordinary resolution. The AGM notice is set out in

LETTER FROM THE BOARD

the AGM Circular. Shareholders are advised to read the instructions set out in the AGM Circular and the proxy form. The results of the AGM, including the result on the resolution in respect of the Disposal, will be published by the Company on the next business day following the AGM.
     A form of proxy for use at the AGM is enclosed with the AGM Circular. Whether or not you are able to attend the AGM in person, you are requested to complete and return the form of proxy in accordance with the instructions printed thereon to the registered office of the Company at World Tower, 16 Andelu, Dongcheng District, Beijing 100011, People’s Republic of China as soon as possible but in any event no later than 24 hours before the time appointed for the holding of AGM. In order to be valid, for holders of H Shares, the above documents must be delivered to Hong Kong Registrars Limited, 46/F Hopewell Centre, 183 Queen’s Road East, Hong Kong within the same period. Completion and return of the form of proxy will not preclude you from attending and voting at the meeting should you so desire.

Yours faithfully,
By Order of the Board
PetroChina Company Limited
Li Huaiqi
Secretary to the Board

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

(CHINESE CHARACTERS)
PETROCHINA COMPANY LIMITED
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 857)
30 March 2007
To the Independent Shareholders
CONNECTED TRANSACTION
Disposal of 70% interest in China United Oil
     We refer to the circular dated 30 March 2007 of PetroChina Company Limited (the “Company”) of which this letter forms a part. Terms defined in the circular shall have the same meanings when used herein.
     With respect to the Disposal, CNPC is a connected person of the Company and the Disposal between CNPC and the Company constitutes a connected transaction of the Company as defined under the Listing Rules. The Disposal is subject to reporting, announcement and Independent Shareholders’ approval requirements under the Listing Rules.
     We have been appointed by the Board to constitute the Independent Board Committee to consider and advise the Independent Shareholders as to the fairness and reasonableness in relation to the Disposal, details of which are set out in the Letter from the Board in the circular to the Shareholders. ICEA Capital Limited has been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in this respect. We wish to draw your attention to the letter from ICEA Capital Limited as set out on page 9 to 15 page of the circular.
     Having taken into account the information set out in the letter from the Board, and the principal factors, reasons and recommendations set out in the letter from ICEA Capital Limited, we consider the Disposal to be fair and reasonable as the Independent Shareholders are concerned and believe that the Disposal is in the interests of the Company and the Shareholders as a whole. Accordingly, we recommend that the Independent Shareholders vote in favour of the resolutions to be proposed at the AGM to approve the Disposal.

Chee-Chen Tung Independent Non-Executive Director	Yours faithfully, Liu Hongru Independent Non-Executive Director	Franco Bernabè Independent Non-Executive Director

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

     The following is the text of the letter of advice to the Independent Board Committee and the Independent Shareholders from ICEA Capital Limited in relation to the disposal of 70% equity interest in China United Oil by the Company for the purpose of incorporation in this circular.
30 March 2007
To the Independent Board Committee and the Independent Shareholders
Dear Sirs,
CONNECTED TRANSACTION
DISPOSAL OF 70% EQUITY INTEREST IN CHINA UNITED OIL
     We refer to our engagement as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders on the fairness and reasonableness of the disposal of the Company’s entire interest (representing 70% of the registered capital) in China United Oil to CNPC (the “Disposal’’). Pursuant to the Listing Rules, the Disposal is subject to the approval of the Independent Shareholders at a general meeting of the Company. Details of the Disposal are summarized in the Company’s circular to its Shareholders dated 30 March 2007 (the “Circular’’). This letter has been prepared for inclusion in the Circular and capitalized terms used in this letter shall have the same meaning as defined in the Circular unless the context otherwise requires.
     On 18 March 2007, the Company entered into the Equity Transfer Agreement with CNPC to dispose, subject to certain condition precedent, its entire equity interest in China United Oil, representing 70% of the registered capital of China United Oil, to CNPC. As CNPC is the promoter and substantial shareholder of the Company, it is a connected person of the Company, and accordingly the Disposal constitutes a connected transaction of the Company under the Listing Rules.
     As the highest applicable percentage ratio, being the revenue ratio, has exceeded 2.5%, the Disposal is subject to the reporting, announcement and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules. CNPC and its associates (as defined under the Listing Rules) will be required to abstain from voting in respect of the resolution of the Disposal at the AGM.
     We, ICEA Capital Limited, have been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders as to whether the Disposal and the terms thereof are fair and reasonable so far as the Independent Shareholders are concerned.
     In formulating our recommendation, we have relied, without assuming any responsibility for independent verification, on the information, opinions and facts supplied and representations made to us by the Directors, who have assumed full responsibility for the accuracy of the information contained in the Circular, and that any information and representations made to us are true, accurate and complete in all material respects as at the date hereof and that they may be relied upon. We have no reason to doubt the truth, accuracy and completeness of the information and representation provided to us by the Company. We have discussed with the management of the Company regarding their plans and prospects of the Company. We have also relied on certain information available to the public and have assumed such information to be accurate and reliable, and we have not independently verified the accuracy of such information. We have

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

studied the relevant market and other conditions and trends relevant to the Disposal. We have also assumed that statements and representations made or referred to in the Circular were accurate at the time they were made and continue to be accurate at the date of the Circular.
     We consider that we have reviewed sufficient information to reach an informed view in order to provide a reasonable basis for our advice. We have not, however, carried out any independent verification of the information provided to us nor have we conducted any form of independent in-depth investigation into the business affairs or assets and liabilities of the Company, CNPC, China United Oil or any of their respective subsidiaries or associated companies. Additionally, we did not conduct any physical inspection of the properties or facilities of the Company, CNPC, China United Oil or any of their respective subsidiaries or associated companies. It is not within our terms of engagement to comment on the commercial feasibility of the Disposal, which remains the responsibility of the Directors. As the independent financial adviser to the Independent Board Committee and the Independent Shareholders, we have not been involved in the negotiations in respect of the terms of the Equity Transfer Agreement. Our opinion has been made on the assumption that all obligations to be performed by each of the parties to the Disposal will be fully performed in accordance with the terms thereof.
     Our opinion is based upon the financial, economic, market, regulatory, and other conditions as they exist on, and the facts, information, and opinions made available to us as of the date of this letter. We have no obligation to update this opinion to take into account events occurring after the date that this opinion is delivered to the Independent Board Committee and the Independent Shareholders. This letter is for the information of the Independent Board Committee and the Independent Shareholders solely in connection with their consideration of the Disposal and, except for its inclusion in the Circular, is not to be quoted or referred to, in whole or in part, nor shall this letter be used for any other purpose, without our prior written consent.
PRINCIPAL FACTORS AND REASONS CONSIDERED
     In arriving at our opinion, we have taken into consideration the principal factors and reasons set out below. In reaching our conclusion, we have considered the results of the analysis in light of each other and ultimately reached our opinion based on the results of all analysis taken as a whole.
Background information
     China United Oil is a company with limited liability incorporated in the PRC and is owned as to 70% by the Company and as to the remaining 30% by Sinochem as at the Latest Practicable Date. Principal business of China United Oil include (i) the import, export and sale of crude oil and refined oil; (ii) approved offshore futures business; (iii) sale of petrochemical products; and (iv) sale of natural gas, naphtha, wax oil, fuel oil and mineral products.
     Set out below is certain financial information derived from the audited accounts of China United Oil for the years ended 31 December 2005 and 2006 prepared under the generally accepted accounting principles in the PRC (‘‘PRC GAAP’’).

	As at 31 December
	2005	2006
	(in millions of RMB)
Total assets	7,246	16,252
Total equity	1,026	1,275

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

	For the year ended
	31 December
	2005	2006
	(in millions of RMB)
Turnover	29,285	56,651
Profit before tax	418	447
Net profit	263	273
     Following the Disposal, the Company will cease to hold any equity interest in China United Oil. The shareholding structures of China United Oil before and after the Disposal are set out as below.

Before the Disposal	After the Disposal
Reasons for the Disposal
     As explained in the letter from the Board, although the Company holds 70% of the equity interest in China United Oil, China United Oil is equity accounted for by the Company as the Company does not have unilateral control over China United Oil. The articles of association of China United Oil states that unanimous shareholder approval is required for major corporate actions, including increasing or decreasing its registered share capital, allocation of profits and losses and changing its corporate structure. Furthermore, representatives from the Company and Sinochem must be present for China United Oil to convene any board meeting. As a result, despite holding 70% of the equity interest in China United Oil, the Company has no control over China United Oil. Without the Company’s unilaterally actual control on the strategy and direction of China United Oil, China United Oil could grow and develop along a direction that is inconsistent with the Company’s overall strategy in the future.
     Furthermore, the Company intends to conduct most of its import, export and related international trade businesses through, and has gradually been transferring its import and export businesses of crude oil and refined oil, to Petrochina International, a wholly-owned subsidiary of the Company which the Company has absolute control.
     As such, we consider that the Company is able to continuously conduct without interruption its import, export and related international trade businesses through Petrochina International after the Disposal.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Consideration of the Disposal
1.	Basis of the Consideration of the Disposal
     The consideration is approximately RMB1.01 billion, which has been determined after arm’s length negotiation, with reference to and is approximately equivalent to 70% of the appraisal value of China United Oil as at 31 December 2006 of RMB1.44 billion. The above valuation was conducted based on a cost-base method by Beijing China Enterprise Appraisal Co. Ltd, a PRC qualified asset valuer which is independent of the Group.
2.	Comparison
     We have analyzed by reviewing the financial ratios of (i) listed companies on the Stock Exchange with business comparable to that of China United Oil (the “Comparable Companies”); and (ii) the recent completed transactions involving the mergers and acquisitions of companies or assets engaged in the provision of the services of importing and exporting of crude oil and refined oil, transporting crude oil, refined products and other petrochemicals, construction and operation of oil refining, petrochemicals, storing facilities and gas stations in the PRC (the “Comparable Transactions”).
(i)	Comparable company analysis
     In selecting the Comparable Companies, we have taken into account their business activities, market exposure and sizes, and have identified two oil companies with oil trading and distribution operations as their primary businesses and with similar business sizes and two multi-business companies with oil trading and distribution operations as part of their operations and with similar market exposure.
     We set out below the relevant ratio for the Comparable Companies based on their respective share prices as at the Latest Practicable Date and their latest published audited financial statements.

	Stock	Price	NAV	Gearing	Net profit
Company name	code	earning ratio	ratio	ratio	margin
		(Note 1)	(Note 2)	(Note 3)
		times	times

China Petroleum & Chemical Corporation	386	13.2	2.3	52.9%	5.3%
Petrochina Company Limited	857	10.5	2.5	29.2%	21.7%
Sinopec Kantons Holdings Limited	934	12.2	1.0	25.3%	1.5%
Titan Petrochemicals Group Limited	1192	10.1	1.6	75.2%	2.9%

Average		11.5	1.9	45.7%	7.8%

China United Oil (Note 4)		7.5	1.1	92.2%	0.5%

Source:	Bloomberg and respective annual reports of the Comparable Companies

Notes:

(1)	Price earning ratios are calculated based on their respective closing prices of shares of the Comparable Companies as quoted on the Stock Exchange on the Latest Practicable Date and the net profits excluding extraordinary items as set out in their respective latest published financial statements available on the Latest Practicable Date.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

(2)	Net asset value (“NAV”) ratios are calculated based on their respective closing prices of shares of the Comparable Companies as quoted on the Stock Exchange on the Latest Practicable Date and the net asset values as set out in their respective latest published financial statements available on the Latest Practicable Date.

(3)	Gearing ratios are calculated based on the total debt and total asset as set out in their respective latest published financial statements available on the Latest Practicable Date.

(4)	The price earning ratio and the NAV ratio of China United Oil are calculated with reference to (i) the consideration of the Disposal of approximately RMB1.01 billion; (ii) the Company’s investment earning from China United Oil of approximately RMB135.2 million for the year ended 31 December 2006; and (iii) the net asset value of China United Oil attributable to the Company of approximately RMB892.5 million as at 31 December 2006. The gearing ratio and the net profit margin of China United Oil are calculated based on its audited accounts for the year ended 31 December 2006 prepared under PRC GAAP.
     We noted that both the price earning ratio and the NAV ratio for China United Oil were lower than the average of that for the Comparable companies. The price earning ratio of China United Oil even fell below the range of that for the Comparable Companies. Meanwhile, we also noted that the gearing ratio of China United Oil as at 31 December 2006 was more than two times of the average of that of the Comparable Companies, and its net profit margin for the year ended 31 December 2006 was far below than the average of that of the Comparable Companies.
     Given that (i) the high financial leverage and the low profit margin of China United Oil as compared to that of the Comparable Companies; and (ii) China United Oil is an unlisted company, and hence with liquidity issue for equity transfers, we consider that the consideration of the Disposal with discounted price earning ratio and NAV ratio as compared to the Comparable Companies is fair and reasonable so far as the Independent Shareholders are concerned.
(ii)	Comparable transaction analysis
     We have also reviewed certain completed merger and acquisition transactions of businesses involved in oil trading in the PRC in recent years. Set out below are the Comparable Transactions involving oil trading and distribution business in the PRC market as similar transactions.

			Price
Date of	Company name		earning	NAV
transaction	(Stock Code)	Transaction	ratio	ratio
			times	times

November 2004	Titan Petrochemical Group	Acquisition of Oil trading business	10.8	N/A
	Limited (1192)	of Titan Oil Pte. Ltd.

January 2006	Sinopec Shanghai	Disposal of 81.79% of equity	7.2	1.1
	Petrochemical Company	interest in Shanghai Jin Hua
	Limited (338)	Industrial Company Limited

July 2006	Sinopec Kantons Holdings	Acquisition of 30% of equity interest	12.9	1.3
	Limited (934)	in Hua De Petrochemical Co. Ltd

Average			10.3	1.2

The Disposal			7.5	1.1

Source:	The respective circulars/announcement regarding the transactions

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

     As illustrated in the above table, the price earning ratios of the Comparable Transactions ranged from approximately 7.2 times to 12.9 times with an average of approximately 10.3 times, while their NAV ratios ranged from approximately 1.1 times to 1.3 times with an average of approximately 1.2 times. We noted that both price earning ratio and NAV ratio of the Disposal fell within the range, and were slightly lower than the average, of that for the Comparable Transactions. As such, we consider that the premium of the consideration of the Disposal to the net asset value of the Company’s 70% equity interest in China United Oil as at 31 December 2006 is fair and reasonable so far as the Independent Shareholders are concerned.
Other Principal Terms of the Equity Transfer Agreement
Condition Precedent
Completion of the Disposal is subject to, among others, the following:
(i)	approvals from SASAC and other regulatory authorities;

(ii)	approval from the Independent Shareholders;

(iii)	requisite internal approvals from the relevant authorities of CNPC; and

(iv)	the representations, warranties and undertakings given by the parties in relation to the Disposal being true, accurate, complete and valid as at the date of completion of the transaction.
Completion
     Unless otherwise agreed by the parties, the completion of the Disposal will occur within thirty business days from the date on which all of the conditions as set out above are satisfied. Full payment will be made in cash on the date of completion.
Impact to the Company following the Disposal
Financial impact
     Since the Company has no actual control over the management of China United Oil, the financial result of China United Oil is not consolidated into the financial statements of the Company since the listing of the Company. Based on the audited financial data provided by the Company, for the two years ended 31 December 2005 and 2006, China United Oil contributed approximately RMB129.84 million and RMB135.22 million to the Company respectively, representing approximately 0.09% and 0.09% of the audited profit for the year of the Company respectively.
     The management of the Company explained that the cash consideration to be paid by CNCP of approximately RMB1.01 billion will be used to further develop the Company’s core business.
Operational impact
     As mentioned in the Circular, the Company has gradually been transferring its import and export businesses of crude oil and refined oil to Petrochina International, a wholly-owned subsidiary of the Company. As such, we consider that the Company is able to continuously conduct without interruption its import, export and related international trade businesses through Petrochina International after the Disposal.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

CONCLUSION
     Having considered the above principal factors and reasons, we are of the view that (i) the Disposal is in favour of the Company’s overall strategy; (ii) the consideration of the Disposal is fairly and reasonably determined; and (iii) the Disposal brings no adverse financial nor operational impact to the Company. Accordingly, we consider that the entering into the Disposal is in the interest of the Company and the Shareholders as a whole, and the consideration payable by CNPC and the other principal terms of the Disposal are fair and reasonable so far as the Independent Shareholders are concerned.
RECOMMENDATION
     Having considered the above principal factors and reasons, we are of the view that the Disposal is in the interests of the Company and its Shareholders as a whole. Accordingly, we advise the Independent Board Committee to recommend the Independent Shareholders to vote in favour of the resolution to approve the Disposal in the AGM.

Yours faithfully, For and on behalf of ICEA Capital Limited Fabian Shin Executive Director

APPENDIX	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT
     This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy and completeness of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.
2.	DISCLOSURE OF INTERESTS AND CONFIRMATIONS
As at the Latest Practicable Date:
(a)	none of the Directors, supervisors or chief executives of the Company had any interest and short positions in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong)) (the “SFO ”), which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he is taken or deemed to have under such provision of the SFO); or are required pursuant to section 352 of the SFO to be entered in the register referred to therein, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies;

(b)	the Company has not granted its Directors, chief executive or their respective spouses or children below 18 any rights to subscribe for its equity securities or debt securities;

(c)	none of the Directors was materially interested in any contract or arrangement entered into by any member of the Group since 31 December 2005, being the date to which the latest published audited financial statements of the Company were made up, and which was significant in relation to the business of the Group;

(d)	none of the Directors had any direct or indirect interest in any assets which have been since 31 December 2005, being the date to which the latest published audited financial statements of the Company were made up, acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group;

(e)	none of the Directors or, so far as is known to them, any of their respective associates was interested in any business (apart from the Group’s business) which competes or is likely to compete either directly or indirectly with the Group’s business (as would be required to be disclosed under Rule 8.10 of the Listing Rules if each of them were a controlling shareholder);

(f)	the Directors are not aware of any material adverse change in the financial or trading positions of the Company since 31 December 2005, the date to which the latest published audited financial statements of the Company were made up; and

(g)	none of the Directors had entered into any service contract with the Company or any member of the Group (excluding contracts expiring or determinable by the employer within one year without payment of compensation (other than statutory compensation)).

APPENDIX	GENERAL INFORMATION

3.	SUBSTANTIAL SHAREHOLDERS
     Save as disclosed in this circular, as at the Latest Practicable Date, as far as is known to the Directors and the chief executive of the Company, the following persons have an interest or short position in the shares or underlying shares of the Company which would fall to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO or who are directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any member of the Group:

			Percentage
			(%) of the	Percentage
			total number	(%) of the
	Type of		of that class	total share
Name of Shareholder	Shares	No. of Shares	in issue	capital

CNPC	State-owned shares	157,922,077,818	100.00	88.21
Warren E. Buffett(1)	H shares	2,347,761,000	11.13	1.311

(1)	By virtue of Warren E. Buffett’s 35.4% interest in Berkshire Hathaway Inc., Berkshire Hathaway’s 100% interest in OBH Inc., OBH Inc.’s 100% interest in National Indemnity Co. and 100% interest in GEICO Corporation, and GEICO Corporation’s 100% interest in Government Employees Inc. Company, each of Warren E. Buffett, Berkshire Hathaway Inc. and OBH Inc. is deemed to be interested in 2,279,151,000 H shares held by National Indemnity Co. and 68,610,000 H shares held by Government Employees Inc. Company, totalling 2,347,761,000 H shares.
     Save as disclosed above, the Directors and chief executive of the Company are not aware that there is any party who, as at the Latest Practicable Date, had an interest or a short position in the shares and underlying shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group.
4.	EXPERT’S QUALIFICATION AND CONSENT
     ICEA Capital Limited, a corporation registered under the transitional arrangement of the SFO for type 1 (dealing in securities) and type 6 (advising on corporate finance) regulated activities, has given and has not withdrawn its written consent to the issue of this circular with inclusion of its letter, and the reference to its name included herein in the form and context in which it appears.
     ICEA Capital Limited confirms that:
(a)	it is not beneficially interested in the share capital of any member of the Group and does not have any right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in any member of the Group; and

(b)	as at the Latest Practicable Date, it did not have any interest in any assets which have been, since 31 December 2005 (being the date to which the latest published audited accounts of the Company were made up), acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group.

APPENDIX	GENERAL INFORMATION

5.	GENERAL
(a)	The secretary to the Board is Mr. Li Huaiqi.

(b)	The registered office of the Company is at 16 Andelu, Dongcheng District, Beijing, 100011, the PRC.

(c)	The principal share register and transfer office is Hong Kong Registrars Limited, Room 1901-5, 19th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong.

(d)	In the event of inconsistency, the English language text of this circular shall prevail over the Chinese language text.
6.	PROCEDURES OF DEMANDING A POLL
     Pursuant to the Articles, the vote of a general meeting of the Company shall be taken on a show of hands unless a request for a voting by poll is made by the following person(s) before or after a voting by a show of hands:
(a)	the chairman of the meeting;

(b)	at least two Shareholders with voting rights or their proxies;

(c)	a Shareholder or Shareholders (including his or their proxies) who solely or jointly hold(s) 10% or more of the Shares with rights to vote at the meeting.
     Unless a request for a voting by poll has been made, the chairman of the meeting shall, based on the results of the voting by a show of hands, announce the results of voting on a resolution and enter the same in the minutes of the meeting.
     In accordance with Rule 13.39(4) of the Listing Rules, the chairman of the AGM will demand a poll in relation to the ordinary resolution for approving, the Disposal.
7.	DOCUMENTS AVAILABLE FOR INSPECTION
     Copies of the following documents will be available for inspection during normal business hours at the offices of Freshfields Bruckhaus Deringer at 11th Floor, Two Exchange Square, Hong Kong from the date of this circular up to and including 18 April 2007 :
(a)	the Equity Transfer Agreement;

(d)	the letter of recommendation from the Independent Board Committee;

(c)	the letter issued by the Independent Financial Adviser; and

(d)	the written consent of ICEA Capital Limited referred to paragraph 4 of this Appendix.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PetroChina Company Limited
Dated: April 2, 2007	By:	/s/ Li Huaiqi
	Name:	Li Huaiqi
	Title:	Company Secretary